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                                   EXHIBIT 4

                             LETTER TO SHAREHOLDERS

                                                               November 14, 2000

Dear Shareholders:

     We are pleased to inform you that, on November 12, 2000, ADAC Laboratories ("ADAC") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Philips Holding USA Inc. ("Philips") and Philips Medical Acquisition Corporation, Philips' wholly-owned subsidiary, providing for the acquisition of ADAC. Pursuant to the Merger Agreement, Academy Acquisition Company has commenced a tender offer for all the outstanding shares of ADAC's common stock at $18.50 per share, net to the sellers in cash (the "Offer").

     Following the successful completion of the Offer, Academy Acquisition Company will merge into ADAC (the "Merger"), and all the shares not purchased in the Offer will be converted into the right to receive $18.50 per share in cash in the Merger without interest. As a result of the Merger, ADAC will become a wholly-owned subsidiary of Philips.

     YOUR BOARD OF DIRECTORS HAS (1) UNANIMOUSLY DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF ADAC, (2) DULY APPROVED THE MERGER AGREEMENT AND RELATED AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) UNANIMOUSLY RECOMMENDED THAT THE SHAREHOLDERS OF ADAC ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER, AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

     Enclosed with this letter is a copy of ADAC's Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for your Board's recommendation. Also enclosed are the Offer to Purchase by Academy Acquisition Company, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the tender offer, and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          R. ANDREW ECKERT
                                          Chief Executive Officer